UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2024

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

  Market announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Conclusion of the acquisition of relevant ownership position in Hidrovias

São Paulo, May 7, 2024 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar” or “Company”), in compliance with CVM Resolution 44/21 and in addition to the material notice disclosed on March 24, 2024, hereby informs the conclusion of the acquisition of 128,369,488 shares of Hidrovias do Brasil S.A. (“Hidrovias”), which represent 16.88% of its share capital. In addition, Ultrapar informs that it currently owns shares that represent 19.09% of Hidrovias' share capital, amounting to an ownership position of 35.97%.

The acquisition of this stake in Hidrovias is an important step in the Company's strategy of expanding its presence in sectors exposed to the Brazilian agribusiness, mainly in the Midwest and Northern regions, investing in companies in which it can contribute with strategic, operational, administrative and financial knowledge.

As a strategic and long-term reference shareholder of Hidrovias, Ultrapar will contribute to its governance, management model and growth.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2024

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Market announcement)